April 28th, 2026



Sircles Media, Inc.

1590 Howe Avenue
Sacramento, California 95825

www.sircles.com

ANNUAL REPORT

FORM C-AR

In this report, the term "we," "us," "our", "the Company", "Sircles" or "Sircles Media" refers to Sircles Media, Inc. The term "application", or "app", refers to the "Sircles" downloadable mobile app.

The Company, having offered and sold SAFEs (Simple Agreement for Future Equity) pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended **December 31, 2025**. A copy of this report may be found on the Company's website at www.sircles.com/invest.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward- looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ABOUT THIS FORM C-AR

Readers should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide readers with information different from that contained in this Form C-AR. Readers should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Issuer: Sircles Media, Inc.
Legal status of issuer: Corporation, organized in Delaware, incorporated on December 15th, 2019.
Physical address: 1590 Howe Ave, Sacramento, California 95825.
Website of issuer: www.sircles.com.
Current number of employees: 1

	Most recent fiscal year-end (unaudited)	Prior fiscal year-end (audited)
Total Assets:	$ 84,409	$ 867,828
Cash & Cash Equivalents:	$ 9,252	$ 760,102
Accounts Receivable:	$ 685	$ 10,310
Short-term Debt:	$ 137,990	$ 148,785
Long-term Debt*:	$ 7,725,092	$ 6,667,139
Revenues/Sales:	$ 70,348	$ 106,513
Cost of Goods Sold:	$ 36,664	$ 53,694
Taxes Paid:	$ 1,650	$ 1,650
Net Income:	$ (2,014,997)	$ (2,144,615)

*The amount reported as "Long-Term Debt" reflects outstanding Simple Agreements for Future Equity ("SAFEs") classified as non-current liabilities in accordance with GAAP in the financial statements included in this Form C-AR. These instruments do not bear interest and have no maturity date, and in that regard are not considered traditional debt obligations. Additional detail regarding the classification and terms of these SAFEs is provided in **Note 6** of the Company's financial statements.

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

John Worthington – Founder, CEO and Director
Sircles Media, Inc. 2018-Present
Performs the general supervision and management of overall operations of the Company and its resources, and strategic direction of the Company. Oversees product development, promotion, and deployment strategy.

Tech Service 2U, Inc., 2003-Present
Performs the general supervision and management of overall operations of the Company and its resources, and strategic direction of the Company.

Todd Fiore – Co-Founder, CIO and Director
Sircles Media, Inc. 2018-Present
Advises on product development and deployment strategy.

Tech Service 2U, Inc., 2003-Present
Oversees the general management, and implementation of computer and information technology systems.

Daniel Hinkle – Co-Founder, COO and Director
Sircles Media, Inc., 2018-Present
Performs oversight of Company operations, providing leadership and management to help the Company reach its goals, and to make sure that the Company is operating efficiently. Advises on and oversees product development, promotion, and deployment strategy.

Michael Nashick - CFO and Director
CFO and Director for Sircles Media, Inc., 2018-Present
Manages accounting procedures, maintains financial reports, and records of accounts and business transactions, disburses funds of the Company as instructed by the CEO and COO, and reports the financial condition of the Company.

Controller of Tech Service 2U, Inc., 2008-Present
Manages accounting procedures, maintains financial reports, and records of accounts and business transactions, disburses funds of the Company.

Ian Reeder - Secretary and Director
Secretary and Director of Sircles Media, Inc., 2018-Present
Keeps a book of minutes of all meetings and actions of Directors, with the time and place of holding, and such other duties and obligations as may be assigned to him by the Company's CEO or COO.

General Manager of Tech Service 2U, Inc., 2008-Present
Oversees the residential services division of Tech 2U, consisting of field, shop, and remote support services and repairs for all regions and locations.

Jordan Baldwin – Director
President and CEO – Ridgeline Engineering., 2004-Present
Owns and operates civil and structural engineering company base out of Stockton, California. Lead investor in Sircles Media; Performs an advisory role on the board of directors.

INDEMNIFICATION

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes certain expenses such as attorney's fees and, in circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

John Worthington, CEO, Founder, and Director holds 8,600,000 shares of Class A Common Stock, representing 88% of voting power in the Company.

THE COMPANY'S BUSINESS

Description
The Company has developed Sircles, a mobile app designed to help users give and receive recommendations from people they know and trust. The app is intended to allow users to share recommendations regarding businesses, services, and entertainment without relying primarily on public ratings or anonymous reviews. Sircles includes chat and group-chat features designed to facilitate recommendation-sharing and community interaction among users. The Company's business has centered on creating a platform focused on positive user engagement and the sharing of favored places, services, and entertainment among friends, family, and acquaintances.

Competition
The Company competes with social media platforms and other technologies that enable users to share recommendations regarding businesses, services, and entertainment, or to search for recommendations provided by others. Such platforms include Yelp, Angi, GroupMe, Facebook, and Google, each of which offers features that allow users to share information, reviews, recommendations, or opinions regarding businesses, services, and entertainment. The Company's platform is intended to differentiate itself through its focus on recommendation-sharing among friends, family, and acquaintances and its emphasis on positive user interaction.

Customer Base, Marketing, and Monetization
The Company's platform was directed toward individual users seeking to share recommendations regarding businesses, services, and entertainment with friends, family, and acquaintances. The Company also sought to attract businesses and local communities to the platform. Historically, the Company promoted the app through digital outreach, community-based promotion, and collaborations with paid influencers and other individuals with established followings on social media or within local communities. The Company's marketing efforts were intended to encourage user adoption and engagement and to support the development of communities within the app. The Company's revenue has been generated primarily from product sales and subscription revenue, with a smaller amount of revenue generated from event-related activity in 2024. The Company's broader monetization strategy contemplated additional business and platform-based revenue opportunities, although such efforts remained limited.

Vendors and Service Providers
The Company relies on third-party service providers, software platforms, cloud hosting providers, and other vendors to support operation of the Sircles app and related business functions. Historically, the Company also relied on third-party vendors for physical products and related fulfillment activities associated with product sales. Product sales activity was limited in 2025 and is not currently a material source of revenue.

INTELLECTUAL PROPERTY

Trademarks:

Serial #	Goods/Services	Description:	Status	Mark Type	File Date	Reg Date	Country
85553871	Advertising and marketing services, namely, promoting the goods and services of others; Promoting the goods and services of others via a global computer network	Wordmark: Sircle	Live/Registered	Service Mark	February 27,2012	July 25, 2017	USA

| 98778042 | Downloadable mobile applications for social interaction between individuals, groups, and businesses for the purpose of incentivizing interactions and providing, storing, and sharing consumer, personal and business information, namely, recommendations, experiences, ideas, plans and suggestions. | The mark consists of the letter S having a circle disposed adjacent a lower left terminal end of the letter S, and the letter S is surrounded by a circle have a circle disposed along its length and to the right of the letter S.. | Live/Registered | Trademark, Service Mark | September 30,2024 | October 28, 2025 | USA |
| 99037022 | Downloadable mobile applications for social interaction between individuals, groups, and businesses for the purpose of incentivizing interactions and providing, storing, and sharing consumer, personal and business information, namely, recommendations, experiences, ideas, plans and suggestions. | Wordmark: Caring is Sharing | Live/Registered | Trademark, Service Mark | February 11, 2025 | October 28, 2025 | USA |

Patents:

Title	U.S. Patent No.	Patent Issue Date	Patent Expiration Date
System And Method For Trusted Contact, Business Selection With Automated Menuing Using Trusted Friends' And Family's Recommendations	US 11,004,137 B2	11-May-21	4-Dec-38

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is subject to all the same risks that all companies in their business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry:

Limited operating history
The Company has a limited operating history and there can be no assurance that it will ever operate profitably or continue operating at all. The likelihood of its success should be considered in light of the challenges, expenses, and uncertainties frequently encountered by companies with limited operating histories. The Company may not be successful in attaining the objectives necessary to overcome these risks and uncertainties.

Global crises and geopolitical events
Global crises, geopolitical events, public health events, inflation, supply chain disruptions, and other macroeconomic conditions may adversely affect the Company's operations, financial condition, and ability to execute its business plans.

The Company may not achieve its business goals, projections, or expected user adoption.
The Company's business plan, goals, and financial projections are based on numerous assumptions that are subject to uncertainty. Changes in economic, legislative, political, market, or other conditions, as well as changes in the facts or circumstances underlying those assumptions, could materially and adversely affect the Company's results. In addition, the Company's app, products, and services may not achieve the level of user downloads, engagement, or overall market adoption anticipated by management. If the Company is unable to achieve its projected operating goals or expected user adoption, actual results may differ materially from management's expectations.

Risks relating to developing technology
The market for products and services in peer-to-peer referrals and marketing industry is characterized by rapid technological developments, frequent new product introductions, innovations, and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Company's continuous improvement in the performance, features and reliability of its products and services, particularly in response to competitive offerings. The Company may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards could require the Company to make substantial expenditures to modify or adapt its products and services. This could harm the Company's business, financial condition and operating results.

Liquidity constraints
The Company has experienced significant liquidity constraints and may be unable to obtain additional financing, continue operations, or satisfy its obligations. The Company has incurred recurring losses and negative cash flows from operations and had limited cash on hand as of December 31, 2025. There can be no assurance that the Company will be able to obtain additional

financing, continue operations, or satisfy its obligations.

Dissolution and wind-down risk
In 2026, the Company's Board of Directors approved dissolution of the Company following continued liquidity constraints. As a result, the Company is considering and preparing for wind-down activities and may have limited ability to continue operations, preserve asset value, monetize assets, satisfy obligations, or pursue its prior business plan. The dissolution process may take longer or cost more than expected and may be adversely affected by disputes, claims, or other unanticipated liabilities. Investors may lose all or substantially all of their investment.

Design flaws/defects
Sircles services or features may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. To the extent that the Company does not effectively address or plan for design flaws or other defects or any capacity constraints or system failures, the Company's business, results of operations and financial condition could be significantly harmed.

Protection of intellectual property
The Company's ability to compete depends in part on its intellectual property, including its trade secrets, proprietary know-how, trademarks, copyrights, and any other rights it may develop or obtain. Although the Company intends to take commercially reasonable steps to protect its intellectual property, no assurance can be given that such protections will be adequate, enforceable, or not successfully challenged, invalidated, circumvented, misappropriated, or independently developed by others. In addition, competitors may develop similar technologies, products, or services without violating the Company's rights. Any failure to protect the Company's intellectual property could adversely affect its business and competitive position.

Reliance on select vendors
The Company relies on a select group of external vendors for services essential to the operation of the Sircles app. While the Company actively manages its vendor relationships and regularly reviews vendor performance in its supply chain, no assurance can be given that the Company's approaches will be entirely successful. The Company also acknowledges that there are external factors beyond its control that can significantly impact its vendors and its relationships with them, such as significant changes to their pricing and policies, unpredictable geopolitical events, global economic conditions, and sudden changes in regulatory environments. To the extent that the Company does not effectively respond these external factors or effectively manage its vendor relationships, the operations and financial condition of the Company could be significantly harmed.

Reliance on key personnel
The Company depends on a small number of officers, directors and software engineers for its operations, financial oversight, and strategic direction. Because these responsibilities are concentrated among a limited number of individuals, the loss of, or reduced involvement by, one or more of them could negatively affect the Company's ability to manage its affairs, preserve asset value, or satisfy obligations. This risk is heightened given the Company's current limited cash resources.

Reputational damage
The Company, its officers, directors, and key personnel could face reputational harm due to anonymous statements made by users on various popular online forums, discussion boards, or social media platforms. Despite the Company's proactive measures to manage and mitigate such risks – including transparent communications, community engagement, and, where feasible, legal actions – its efforts may be limited. Many platforms allow users to post content anonymously, making it challenging or impossible to identify responsible parties and pursue legal remedies. Negative, misleading, or defamatory statements may harm the Company's public image, hinder user growth, affect investor perception, and could have an adverse impact on the Company's business, operational results, or overall value.

Cybersecurity risks
The Company depends on maintaining user trust by ensuring the privacy and security of user data. While the Company proactively implements robust security measures, including encrypting all messages exchanged within Sircles chats and securely storing sensitive information like API keys and database credentials, no system is completely immune to cyber threats. A breach or compromise in the Company's systems or networks could potentially result in unauthorized access to user information, disruption of services, or loss of user trust. Such and event could negatively impact user retention, damage the Company's reputation, lead to financial liabilities, and adversely affect overall business operations.

Other risk factors; Loss of entire investment
Other risk factors may exist that the Company does not know of, cannot contemplate, or believes to be immaterial. Accordingly, investors should be prepared to lose all or substantially all of their investment.

OWNERSHIP AND CAPITAL STRUCTURE

Description of Issuers Securities:

Common and Preferred Stock

Type	Series Seed Preferred Stock
Amount Authorized	10,000,000
Amount Outstanding	2,637,010
Par Value Per Share	$0.0001
Voting Rights	1 vote for each share held
Anti-Dilution Rights	Y
Liquidation Preference	Y
% Ownership of Company by the holders of such security.	13%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock which may dilute the Securities

Type	Class B Common Stock
Amount Authorized	21,000,000
Amount Outstanding	8,891,903
Par Value Per Share	$0.0001
Voting Rights	1 vote for each share held
Anti-Dilution Rights	N
Liquidation Preference	N
% Ownership of Company by the holders of such security.	44%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

Type	Class A Common Stock
Amount Authorized	9,000,000
Amount Outstanding	8,600,000
Par Value Per Share	$0.0001
Voting Rights	10 votes for each share held
Anti-Dilution Rights	N
Liquidation Preference	N
% Ownership of Company by the holders of such security.	43%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

Options and Warrants:

Type	Options - Class B Common
Amount Authorized	6,000,000
Amount Outstanding	1,506,797
Voting Rights	N
Anti-Dilution Rights	N
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
% Ownership of Company by the holders of such security (fully diluted)	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

Type	Warrants – Class B Common
Amount Authorized	34,397
Amount Outstanding	34,397
Voting Rights	N
Anti-Dilution Rights	N
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, Option, the right to purchase shares of Common Stock at a pre-determined price.
% Ownership of Company by the holders of such security (fully diluted)	< 1%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

SAFEs:

Type	SAFE
Face Value	$299,300
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $10,000,000; 10% Discount

Type	SAFE
Face Value	$996,735
Voting Rights	The holders of SAFEs are not entitled to vote.

Anti-Dilution Rights	None
Material Terms	Valuation Cap $11,000,000; 10% Discount

Type	SAFE
Face Value	$400,270
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $18,000,000; 10% Discount

Type	SAFE
Face Value	$2,636,170
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $23,000,000; 10% Discount

Type	SAFE
Face Value	$541,809
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $26,000,000; 10% Discount

Type	SAFE
Face Value	$1,792,855
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $30,000,000; 10% Discount

Type	SAFE
Face Value	$538,812
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $30,000,000; 10% Discount

Type	SAFE
Face Value	$519,141
Voting Rights	The holders of SAFEs are not entitled to vote.

Anti-Dilution Rights	None
Material Terms	Valuation Cap $40,000,000; 10% Discount

Liquidation Preferences and Anti-Dilution Rights

In the event of a liquidation, dissolution or winding up of the Company, holders of Series Seed Preferred Stock are entitled to receive a liquidation preference equal to their original issue price for each share or such greater amount per share as would have been payable had all shares of Series Seed Preferred Stock converted into Sircles Class B Common Stock immediately prior to such liquidation event.

If there is a liquidation event before the termination of the Company's SAFEs, each holder of a SAFE will automatically be entitled (subject to liquidation priority) to receive a portion of proceeds from such liquidation event, equal to the greater of (i) the purchase amount of each SAFE held or (ii) or such greater amount per SAFE as would have been payable had all such SAFEs converted into Sircles Class B Common Stock immediately prior to such a liquidation event.

The Series Seed Preferred is entitled to a broad-based, weighted-average, anti-dilution adjustment upon the issuance of certain capital stock of Sircles without consideration or for a consideration per share less than the original issuance price of the Series Seed Preferred. As of the date of this Form C-AR, Sircles has not issued capital stock that would cause an anti-dilution adjustment to the Series Seed Preferred.

Other Rights

As of the date of this report, Sircles has entered into multiple Simple Agreement for Future Equity (SAFE) with investors. The SAFEs are convertible into future preferred stock of Sircles based on a valuation cap and a discount rate as described previously in the Ownership and Capital Structure section of this report. Sircles' Certificate of Incorporation also provides for certain protective provisions for the holders of Series Seed Preferred Stock, requiring approval of holders of a majority of the Series Seed to take certain actions, including altering the bylaws or Certificate of Incorporation in a way that adversely affects the preferred stock, creating a new class of capital stock with superior rights, powers and privileges, redeeming shares of capital stock (subject to exceptions), paying certain dividends and liquidating and dissolving the corporation.

MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER

Trade payables and SAFE Liability are presented in Historical Results of Operations, Liquidity and Capital Resources, and financial statements included with this Form C-AR. As stated previously, the amount reported as "Long-Term Debt" in the Summary of this Form C-AR reflects outstanding Simple Agreements for Future Equity ("SAFEs"). These instruments do not bear interest and have no maturity date, and in that regard are not considered traditional debt obligations. Additional detail regarding the classification and terms of these SAFEs is provided in **Note 6** of the Company's financial statements included in this Form C-AR. In 2026, advances from Tech Service 2U, Inc. ("Tech 2U"), a related party, were formalized as a secured credit line providing for borrowings of up to $300,000 at a fixed interest rate of 8.75% per annum, to support the Company's ongoing operations. As of the date the Company's financial statements were available to be issued, borrowings under the facility exceeded $215,000.

PREVIOUS OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
Dec 2023	Regulation Crowdfunding	SAFE	$2,334,664	General Operations
Apr 2025	Regulation Crowdfunding	SAFE	$1,057,953	General Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

Sircles Media, Inc. was organized in December 2019 and has a limited operating history upon which prospective investors may base an evaluation of its performance. Amounts shown for the fiscal year ended December 31, 2025 are unaudited. Comparative amounts shown for the fiscal year ended December 31, 2024 are derived from audited financial statements.

Revenues & Gross Margin: Revenue for the year ended December 31, 2025 was $70,348, consisting of $62,301 of product sales revenue and $8,047 of business subscription revenue, compared to total revenue of $106,513 for the year ended December 31, 2024, consisting of $102,057 of product sales revenue, $3,269 of business subscription revenue, and $1,187 of event revenue. Product sales remained the Company's primary source of revenue in both periods. Cost of goods sold was $36,664 for 2025, compared to $53,694 for 2024, resulting in gross profit on product sales of $25,637 and $48,363, respectively. Product sales and related Cost of goods sold consisted primarily of the sale of the Happiest Hour wellness beverage. The decline in revenue and gross profit in 2025 compared to 2024 was primarily due to lower product sales, partially offset by higher business subscription revenue.

Assets: As of December 31, 2025, the Company had total assets of $84,409, including $9,252 in cash, $3,938 in inventory, and $65,000 in trademark assets, compared to total assets of $867,828 as of December 31, 2024, including $760,102 in cash. The decrease in total assets was driven primarily by the reduction in cash during 2025.

Net Loss: The Company incurred net losses of $2,014,997 and $2,144,615 for the years ended December 31, 2025 and 2024, respectively. The net loss in each period was primarily attributable to operating expenses in excess of revenues.

Liabilities: As of December 31, 2025, the Company had total liabilities of $7,863,082, compared to $6,815,924 as of December 31, 2024. Total liabilities in both periods consisted primarily of SAFE liabilities, which were $7,725,092 and $6,667,139 as of December 31, 2025 and 2024, respectively. The increase in total liabilities during 2025 was primarily attributable to additional SAFE issuances.

Expenses: Operating expenses were $1,995,809 for the year ended December 31, 2025, compared to $2,049,197 for the year ended December 31, 2024. Operating expenses in 2025 consisted primarily of personnel and contractor expenses, advertising and marketing, professional services, and technology and software expenses.

TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

There will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of management of the Company to its shareholders.

Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons since the beginning of the Company's last fiscal year:

Tech Service 2U, Inc (Tech 2U):
Tech 2U and Sircles Media, Inc. are under common ownership and control by certain officers and directors. Tech 2U provides development, technical support, promotional, and operational services to the Company. In 2026, as described below, Tech 2U also provided financial support to the Company due to the Company's limited cash resources.

During the year ended December 31, 2025, Tech 2U incurred $32,408 of advertising costs on behalf of the Company in connection with promotional campaigns, which were billed to the Company for reimbursement and are included in advertising expense. As of December 31, 2025, $7,323 of these amounts remained payable to Tech 2U. In addition, the Company engaged Tech 2U to provide ongoing support services under a month-to-month arrangement. The Company paid Tech 2U $7,000 per month from January through July 2025, $3,500 per month from August through November 2025, and no amounts in December 2025. Total expense recognized under this arrangement for the year ended December 31, 2025 was $63,000. Due to the Company's liquidity position, the Company reduced payments for these services beginning in August 2025 and suspended payments in December 2025. Tech 2U continued to provide certain services without charge beginning in December 2025.

In 2026, due to the Company's ongoing liquidity constraints, Tech 2U, began advancing funds to support the Company's limited ongoing operations. These advances were formalized as a secured credit line, as described under "Material Terms of Any Indebtedness of the Issuer," and significant borrowings were outstanding as of the date the Company's financial statements were available to be issued.

<u>Williams Broadcasting:</u>
In January 2024, the Company entered into agreements with Williams Broadcasting, owned and operated by Rob Williams, who served as a member of the Company's board of directors during a portion of 2025. These included a profit-sharing arrangement related to sales of the Happiest Hour wellness beverage. This arrangement continued through June 2025, during which the Company paid Williams Broadcasting $8,722. In addition, in June 2025, the Company paid Williams Broadcasting $20,000 for promotional services related to its crowdfunding campaign.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, the Company had cash and cash equivalents of $9,252, compared to $760,102 as of December 31, 2024. Net cash used in operating activities was $1,755,905 for the year ended December 31, 2025, and the Company incurred a net loss of $2,014,997 for the year. The Company's limited cash position and recurring operating losses raised substantial doubt about its ability to continue operations without additional financing.

In January 2026, the Company entered into a secured line of credit with Tech Service 2U, Inc. ("Tech 2U"), a related party, to help fund operations while the Company worked to secure additional capital through a StartEngine equity crowdfunding campaign. In March 2026, an arbitration award totaling approximately $87,884 was issued against the Company. The Company has filed a petition to vacate the award. Following the issuance of the arbitration award, and after considering the Company's cash shortfall, lack of additional funding, and the insufficient proceeds anticipated from the StartEngine campaign, the Board of Directors approved dissolution of the Company. The StartEngine offering was subsequently withdrawn, and the Company continued to draw on the Tech 2U secured line of credit to support limited ongoing operations during the anticipated wind-down. Additional information regarding the Tech 2U relationship is included under "Transactions with Related Parties and Conflicts of Interest," and additional information regarding the terms of the secured line of credit is included under "Material Terms of Any Indebtedness of the Issuer."

RUNWAY AND SHORT-TERM EXPENSES

As of the date of this Form C-AR, the Company has little to no cash available to fund operations independently and has relied on a secured credit line from Tech Service 2U, Inc. ("Tech 2U"), a related party. The Company's current cash requirements are expected to be approximately $50,000 per month on a recurring basis, and the remaining availability under the credit line is limited. Unless additional financing is obtained or expenses are further reduced, the Company expects that available funding will be exhausted in the near term.

BAD ACTOR DISCLOSURE

None

ONGOING REPORTING

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website no later than: 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.sircles.com/invest

The issuer will continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. The issuer has filed at least one annual report and has fewer than 300 holders of record;
3. The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. The issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

John Worthington
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

John Worthington
Chief Executive Officer

Sircles Media, Inc.
A Delaware Corporation

Financial Statements
December 31, 2025 and 2024

SIRCLES MEDIA, INC.

TABLE OF CONTENTS

SIRCLES MEDIA, INC.
Balance Sheets
As of December 31, 2025 and 2024

	2025	2024
	(Unaudited)	(Audited)
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 9,252	$ 760,102
Prepaid expense	2,423	16,107
Other receivable	685	10,310
Inventory	3,938	11,694
Total Current Assets	16,298	798,213
Non-Current Assets:		
Property and equipment (net)	3,111	4,615
Trademark	65,000	65,000
Total Non-Current Assets	68,111	69,615
TOTAL ASSETS	$ 84,409	$ 867,828
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 85,320	$ 100,325
Deferred revenue	42,450	41,885
Due to related party	7,324	1,335
Loan payable - related party	-	100
Sales tax payable	2,896	5,140
Total Current Liabilities	137,990	148,785
Non-Current Liabilities:		
SAFE liability	7,725,092	6,667,139
Total Non-Current Liabilities	7,725,092	6,667,139
Total Liabilities	7,863,082	6,815,924
Stockholders' Deficit:		
Series Seed Preferred Stock, $.0001 par, 10,000,000 shares authorized, 2,637,010 shares issued and outstanding, and liquidation preference of $1,254,425 as of both December 31, 2025 and 2024	264	264
Class A Common Stock, $.0001 par, 9,000,000 shares authorized 8,600,000 shares issued and outstanding as of December 31, 2025 and 2024	860	860
Class B Common Stock, $.0001 par, 50,000,000 shares authorized, 8,891,903 shares outstanding and 9,041,903 shares issued as of December 31, 2025, and 21,000,000 shares authorized, 8,881,903 shares outstanding and 9,031,903 shares issued as of December 31, 2024	904	903
Treasury stock	(7,000)	(7,000)
Additional paid-in-capital	1,452,396	1,268,042
Subscription receivable	-	(65)
Accumulated deficit	(9,226,097)	(7,211,100)
Total Stockholders' Deficit	(7,778,673)	(5,948,096)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 84,409	$ 867,828

See accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Operations
For the years ended December 31, 2025 and 2024

	2025 (Unaudited)	2024*
Subscription revenues	$ 8,047	$ 3,269
Events revenues	-	1,187
Product sales revenues	62,301	102,057
Cost of goods sold	(36,664)	(53,694)
Gross profit on product sales	25,637	48,363
Operating Expenses	1,995,809	2,049,197
Loss from operations	(1,962,125)	(1,996,378)
Other Income/(Expense):		
Realized gain from U.S. Treasury securities	-	24,599
Interest income	26	21
SAFE issuance costs	(52,898)	(172,857)
Total Other Income/(Expense)	(52,872)	(148,237)
Provision for income taxes	-	-
Net Loss	$ (2,014,997)	$ (2,144,615)

*2024 amounts are derived from audited financial statements and have been condensed to conform to current-year presentation.

See accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Changes in Stockholder' Deficit
For the years ended December 31, 2025 and 2024

	Series Seed Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2023	2,637,010	$264	8,600,000	$860	8,881,903	$903	150,000	$(7,000)	$1,189,158	$(65)	$(5,066,485)	$(3,882,365)
Stock-based compensation	-	-	-	-	-	-	-	-	72,830	-	-	72,830
Warrants	-	-	-	-	-	-	-	-	6,054	-	-	6,054
Net loss	-	-	-	-	-	-	-	-	-	-	(2,144,615)	(2,144,615)
Balance at December 31, 2024	2,637,010	$264	8,600,000	$860	8,881,903	$903	150,000	$(7,000)	$1,268,042	$(65)	$(7,211,100)	$(5,948,096)
Stock-based compensation									177,020			177,020
Issuance of Class B common stock	-	-	-	-	10,000	1	-	-	7,234	-	-	7,235
Reclassification of related party payable to APIC	-	-	-	-	-	-	-	-	100	-	-	100
Write-off of subscription receivable										65		65
Net loss	-	-	-	-	-	-	-	-	-	-	(2,014,997)	(2,014,997)
Balance at December 31, 2025	2,637,010	$264	8,600,000	$860	8,891,903	$904	150,000	$(7,000)	$1,452,396	$-	$(9,226,097)	$(7,778,673)

See accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Cash Flows
For the years ended December 31, 2025 and 2024

	2025	2024
	(Unaudited)	(Audited)
Cash flows from operating activities		
Net Loss	$ (2,014,997)	$ (2,144,615)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	184,320	72,830
Warrants	-	6,054
SAFE issuance costs	52,898	172,857
Depreciation	1,504	1,504
Realized gain from U.S. Treasury securities	-	(24,599)
Changes in operating assets and liabilities:		
Decrease/(increase) in due from related party	-	2,795
Decrease/(increase) in other receivables	9,624	(10,310)
Decrease/(increase) in prepaid expense	13,685	(5,559)
Decrease/(increase) in inventory	7,755	3,044
Increase/(decrease) in accounts payable and accrued liabilities	(15,006)	23,821
Increase/(decrease) in deferred revenue	565	1,423
Increase/(decrease) in sales tax payable	(2,242)	5,140
Increase/(decrease) in due to related party	5,989	129
Net cash used in operating activities	(1,755,905)	(1,895,486)
Cash flows from investing activities		
Purchase of U.S. Treasury securities	-	(997,758)
Redemption of U.S. Treasury securities	-	1,121,000
Net cash provided by investing activities	-	123,242
Cash flows from financing activities		
Proceeds from issuance of SAFE	1,057,953	2,332,422
SAFE issuance costs	(52,898)	(172,857)
Net cash provided by financing activities	1,005,055	2,159,565
Net change in cash in banks	(750,850)	387,321
Net change in cash equivalents	-	(99,766)
Cash at beginning of the year	760,102	472,547
Cash at the end of year	$ 9,252	$ 760,102

See accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (the "Company") is a corporation organized on February 12, 2018 under the laws of Delaware. The Company was originally formed under the name Social Circle LLC as a Delaware limited liability company. On December 15, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Social Circle LLC to Sircles Media, Inc. The Company is a social media company which operates a mobile networking application.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, the costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company has launched its mobile networking application. While the product is available, there can be no assurance that it will achieve widespread adoption or commercial success. Commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue incurring operating losses and cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024 (see Note 4). As of December 31, 2025 and 2024, the Company's cash in bank balances exceeded federally insured limits by $0 and $274,382, respectively.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Short-term Investments

The Company considers all securities with an original maturity of more than three months but less than a year to be short-term investments. See Note 4.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet. As of December 31, 2025 and 2024, subscription receivable presented as a contra equity account was $0 and $65, respectively. The subscription receivable balance was written off during 2025.

Prepaid Expense

Prepaid expense includes amounts paid in advance for services to be rendered to the Company. As of December 31, 2025 and 2024, prepaid expense was $2,423 and $16,107, respectively, which pertains to advance payment for insurance, professional services, and shipping postage.

Inventory

Inventory consists of products purchased intended for sale. Inventory is carried at the lower of cost or market and accounted for using the weighted average method. Inventory as of December 31, 2025 and 2024 amounted to $3,938 and $11,694, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded. No impairment was recognized for the years ended December 31, 2025 and 2024.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. The Company's property and equipment consisted of computer equipment with an estimated useful life of five years. As of December 31, 2025 and 2024, the total cost was $7,749. Depreciation expense recognized was $1,504 for the years ended December 31, 2025 and 2024. The net carrying value as of December 31, 2025 and 2024 was $3,111 and $4,615, respectively.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as they are incurred. For the years ended December 31, 2025 and 2024, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2025 and 2024.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, short-term investments, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The treasury holdings described in Note 4 were valued using level 1 inputs.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The Company measures the SAFE agreements at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an ongoing basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the SAFE agreements related to updated assumptions and estimates are recognized within the statements of operations. The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

During the years ended December 31, 2025 and 2024, no change in fair value to the SAFE agreements was recorded as the agreements were entered into with relatively consistent terms across an extended period of time with third parties, valuation caps exceeded the Company's estimated valuation, there were no substantial changes to the Company and its valuation as it remained in a similar stage of development, and therefore the face value was determined to be representative of fair value. A roll-forward of the level 3 valued SAFE agreements activity and balances over the periods presented is as follows:

Balance, December 31, 2023	$ 4,362,375
Balance, December 31, 2024	6,667,139
Issuance of SAFE agreements	1,057,953
Balance, December 31, 2025	$ 7,725,092

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's main revenue stream primarily relates to sales of beverages through their webstore, with small amounts of other merchandise, events, and revenue recognized from business subscriptions. Product sales, including beverages and merchandise, are recognized at the point in time that the items are shipped. Event income is recognized at the point in time that the event occurs. Subscription revenues are recognized over the subscription period.

Cost of Goods Sold on Product Sales

Costs of goods sold on product sales include the costs of the products sold and associated freight costs.

Deferred Revenue

Deferred revenue consists of amounts collected in advance related to legacy crowdfunding activities, with a smaller component related to business subscription revenue. Business subscription revenue consists of advance payments for subscription periods of six or twelve months related to certain features offered to paid business subscribers in the Sircles app. Deferred revenue was $42,250 and $41,885 as of December 31, 2025 and 2024, respectively.

SAFE Agreements

The SAFE agreements are classified as marked-to-market liabilities pursuant to ASC 480. The SAFE agreements are recorded as a long-term liability at their estimated fair value. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings. See Note 6 and Fair Value of Financial Instruments section of Note 2 above.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2025 and 2024 were $548,498 and $445,204, respectively.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax years remain open to examination in accordance with the applicable statutes of limitation.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 3: OPERATING EXPENSES

For the year ended December 31, 2025, the Company has presented operating expenses on a condensed basis in the accompanying statement of operations, with additional detail provided below. In prior periods, operating expenses were classified as research and development and selling, general and administrative expenses. The prior-year presentation has been condensed to conform to the current-year presentation. These presentation changes had no effect on total operating expenses, loss from operations, or net loss.

For the year ended December 31, 2025, operating expenses consisted of the following:

Category	Amount
Personnel and engineering expenses	1,041,110
Advertising and marketing	548,498
Professional services	205,365
Technology and software	146,469
General and administrative	54,367
Total Operating Expenses	1,995,809

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on the going-concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements present the Company's historical financial position as of December 31, 2025, and its historical results of operations and cash flows for the year then ended. The financial statements have not been prepared on the liquidation basis of accounting and do not include adjustments to reflect the estimated realizable value of assets, the settlement of liabilities outside the ordinary course of business, or costs and expenses that may be incurred in connection with the dissolution and wind-down of the Company.

The Company sustained net losses of $2,014,997 and $2,144,615 for the years ended December 31, 2025 and 2024, respectively, and negative cash flows from operations of $1,755,905 and $1,895,486 for the years ended December 31, 2025 and 2024, respectively. These factors, along with the Company's limited liquidity and dependence on additional financing, raise substantial doubt about the Company's ability to continue as a going concern.

Subsequent to December 31, 2025, the Company's board of directors approved a plan to dissolve and wind down the Company's operations, and the Company announced this decision to certain investors. As a result, management no longer expects the Company to continue as a going concern. The Company expects to use available resources to wind down its affairs, address obligations through the wind-down process to the extent resources are available, and complete dissolution-related activities.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 5: U.S. TREASURY SECURITIES

The Company purchased U.S Treasury securities as follows:

Security type	Date purchased	Maturity date	Purchase price	Market Value December 31 2025	2024
Short-term					
U.S. Treasury Bill	April 17, 2024	October 17, 2024	$ 292,219	N/A	N/A
U.S. Treasury Bill	May 03, 2024	August 27, 2024	$ 108,152	N/A	N/A
U.S. Treasury Bill	May 03, 2024	August 27, 2024	$ 98,320	N/A	N/A
U.S. Treasury Bill	June 25, 2024	December 26, 2024	$ 399,386	N/A	N/A
U.S. Treasury Bill	July 24, 2024	October 24, 2024	$ 99,681	N/A	N/A

No U.S. Treasury securities were purchased during the year ended December 31, 2025. All U.S. Treasury securities purchased in prior periods matured in 2024, and no U.S. Treasury securities were held as of December 31, 2025 or 2024. The Company redeemed U.S. Treasury securities totaling $1,121,000 during the year ended December 31, 2024. The Company recognized realized gains of $24,599 for the year ended December 31, 2024. Interest earned from U.S. Treasury securities amounted to $0 for the year ended December 31, 2025 and 2024.

NOTE 6: SAFE

The Company has conducted offerings of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and Regulation D. The SAFEs have no maturity date and bear no interest.

The SAFEs entitle the holder to convert the SAFEs into the Company's preferred stock. The terms provide for discounted (see table below) automatic conversion of the SAFEs purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In the case of a liquidity event (as defined in the agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of (a) cash equal to the face value of the SAFE ("Purchase Amount") or (b) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (defined in the agreement as a share price determined by dividing the applicable valuation cap to the Company's then outstanding capitalization).

The SAFEs provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFEs are junior to debts, senior to common stock, and on par with preferred stock. If the SAFEs convert into the Company's preferred stock, it will all have the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

will be equal to the Purchase Amount.

During the years ended December 31, 2025 and 2024, the Company issued $1,057,953 and $2,304,764 of SAFEs and incurred $52,898 and $172,857 of broker fees related to these offerings, each respectively, which were charged to interest expense due to the indeterminate period of the SAFEs.

As of December 31, 2025 and 2024, the Company had a total outstanding SAFE liability of $7,725,092 and $6,667,139, respectively, which approximates fair value. No SAFEs have been converted into equity, nor have any terminated or expired based on the terms of the agreements. SAFE holders will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stock: (a) Purchase Amount applied at the discount rate (see table below) on the price of preferred stock issued to new investors or (b) Purchase Amount divided by the quotient of the applicable valuation cap and the total amount of the Company's capitalization at that time.

Conversion Discount	Valuation Cap	2025	2024	2023	2022	2021	2020
10%	$ 10,000,000	$ -	$ -	$ -	$ -	$ -	$ 300,000
10%	11,000,000	-	-	-	-	-	995,035
10%	18,000,000	-	-	-	-	400,000	-
10%	23,000,000	-	-	-	1,564,931	1,072,509	-
10%	26,000,000	-	511,909	29,900	-	-	-
10%	30,000,000	538,812	1,792,855	-	-	-	-
10%	40,000,000	519,141	-	-	-	-	-
		$ 1,057,953	$ 2,304,764	$ 29,900	$ 1,564,931	$ 1,472,509	$ 1,295,035

NOTE 7: STOCKHOLDERS' DEFICIT

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Circle LLC) was a limited liability company. Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc.

The Company is authorized to issue a total of 109,000,000 shares of stock: (a) 59,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock and (b) 10,000,000 shares of $0.0001 par value preferred stock, designated as Series Seed Preferred Stock and 40,000,000 shares designated as Community Preferred Stock.

Class A Common Stock has voting rights of 10 votes per share and Class B Common Stock has voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B Common Stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of Class B Common Stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into the Company's Class B Common Stock upon an initial public offering or by vote or written consent of the requisite holders.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: (a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and (b) on an as converted to Class B Common Stock basis. The total liquidation preference as of December 31, 2025 and 2024 was $1,254,425.

Preferred Stock

As of December 31, 2025 and 2024, 2,637,010 shares of Series Seed Preferred Stock were issued and outstanding.

Class A Common Stock

As of December 31, 2025 and 2024, 8,600,000 shares of Class A Common Stock were issued and outstanding.

Class B Common Stock

As of December 31, 2025 and 2024, 8,891,903 and 8,881,903 shares of Class B Common Stock were outstanding, respectively, and 150,000 shares held in treasury as of both December 31, 2025 and 2024.

Stock Options

In February 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides stock awards including incentive and non-statutory stock options to employees, directors, consultants and affiliates of the Company. The stock options generally have a term of up to ten (10) years, or five (5) years for incentive stock options issued to stockholders owning more than 10% of the Company. The stock options are subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2025 and 2024, the Company had reserved 6,000,000 and 1,467,494 shares of Class B Common Stock, respectively, for issuance under the Plan, and there were 4,458,806 and 389,800 shares of Class B Common Stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2025 and 2024 is as follows:

	Options	Weighted Average Exercise		Intrinsic Value	
Outstanding as of December 31, 2023	953,297	$	0.48	$	-
Granted	290,000		0.73		
Expired	(200,000)		0.48		
Outstanding as of December 31, 2024	1,043,297	$	0.55	$	-
Granted	463,500		0.73		
Outstanding as of December 31, 2025	1,506,797	$	0.60	$	-
Exercisable as of December 31, 2024	968,297	$	0.54		
Exercisable as of December 31, 2025	1,506,797	$	0.60		

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

	2025	2024
Weighted average grant-date fair value of options granted during the year	$ 0.35	$ 0.17
Weighted average duration (years) to expiration of outstanding options at year-end	7.44	7.57

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the grant-date fair value of stock options granted:

	2025	2024
Risk-free interest rate	3.72% - 4.38%	3.92% - 4.19%
Expected term (in years)	5.0	5.0-5.2
Expected volatility	50.00%	50.00%
Expected dividend yield	0.00%	0.00%

The total grant-date fair value of the options granted during the years ended December 31, 2025 and 2024 were $162,620 and $50,530, respectively. The stock-based compensation expense recognized for the years ending December 31, 2025 and 2024 was $177,020 and $72,830, respectively. The unrecognized compensation costs as of December 31, 2025 was $0.

Stock-based compensation expense was included in operating expenses in the Statements of Operations. For 2025, such expense was classified within personnel and contractor expenses. For 2024, stock-based compensation expense is presented on its historical classification follows:

	2025	2024
Personnel and engineering expenses	$ 177,020	-
Selling, general and administrative	-	$ 20,740
Research and development	-	52,090
	$ 177,020	72,830

Stock Warrants

During the year ended December 31, 2024, the Company issued 34,397 warrants as compensation to consultants for services related to investor meetings and fundraising efforts. These warrants were granted as non-cash consideration and are classified as equity in accordance with ASC 718 (stock-based compensation). The warrants have a term of 10 years with an exercise price of $0.72 and were vested immediately.

The fair value of the warrants granted was $6,054, determined on the grant date using the Black-Scholes valuation model with inputs consistent with those disclosed for stock option valuations disclosed above. Since these warrants were issued in connection with fundraising efforts, the Company recorded the full amount as expense in the statement of operations. As of December 31, 2025 and 2024, none of the issued warrants have been exercised, and the outstanding warrants remain fully vested and exercisable. The intrinsic value as of December 31, 2025 and 2024 was $0.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 8: RELATED PARTY TRANSACTIONS

Tech 2U
Tech Service 2U, Inc. (Tech 2U) is under common ownership and control with the Company. Tech 2U provides development, technical support, promotional, and other operational services to the Company.

During the years ended December 31, 2025 and 2024, the Company incurred $63,000 and $110,000, respectively, for development, technical support, and related services provided by Tech 2U. In addition, during the year ended December 31, 2025, Tech 2U paid $32,408 of advertising expenses on behalf of the Company, of which $7,324 remained payable at December 31, 2025.

Williams Broadcasting
In January 2024, the Company entered into agreements with Williams Broadcasting, owned and operated by Rob Williams, a member of the Company's board of directors, for promotional services and a profit-sharing arrangement related to sales of the Happiest Hour wellness beverage. During the year ended December 31, 2024, the Company incurred $50,000 for promotional services and $20,070 under the profit-sharing arrangement.

The profit-sharing arrangement continued through June 2025, during which the Company incurred $8,722. In addition, during the year ended December 31, 2025, the Company incurred $20,000 for promotional services related to its crowdfunding campaign.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to legal proceedings, claims, and regulatory actions in the ordinary course of business. The outcome of such matters is inherently uncertain. Except as disclosed in Note 11, the Company is not aware of any pending matters that would require accrual or additional disclosure in these financial statements.

NOTE 10: INCOME TAXES

The Company accounts for income taxes under the liability method, which requires deferred tax assets and liabilities to be recognized for temporary differences between the financial statement and tax bases of assets and liabilities. As of December 31, 2025 and 2024, the Company had deferred tax assets primarily related to net operating loss carryforwards and other deductible temporary differences. Management evaluated all available positive and negative evidence and determined that a full valuation allowance against deferred tax assets was required as of both December 31, 2025 and 2024, as it is more likely than not that such assets will not be realized. Accordingly, no net deferred tax asset and no income tax benefit were recognized in the accompanying financial statements.

NOTE 11: SUBSEQUENT EVENTS

Arbitration Matter
In March 2026, an arbitrator issued an award against the Company in connection with a contract dispute initiated in October 2025. The award totaled approximately $87,884, consisting of $76,000 in damages, $5,200 in arbitration fees, and approximately $6,684 in interest. The Company disagrees

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

with the award and filed a petition to vacate the award. A hearing on the petition is scheduled in 2026. The Company has also advised the claimant that it is moving toward dissolution and has proposed a mutual walkaway settlement. The ultimate outcome of this matter cannot presently be determined.

Dissolution and Related Party Financing

In 2026, the Board of Directors approved the dissolution of the Company following insufficient proceeds from the Company's StartEngine campaign and continued liquidity constraints. Offering proceeds were not disbursed to the Company and the campaign was withdrawn pursuant to Form C/W filed March 26, 2026. Beginning on January 1, 2026, Tech Service 2U, Inc. ("Tech 2U"), a related party, advanced funds to the Company to support ongoing operations. These advances were formalized as secured credit line providing for borrowings of up to $300,000. As of the date these financial statements were available to be issued, borrowings under the facility exceeded $220,000.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.